Butterfield Announces Closing of Secondary Offering

Hamilton, Bermuda and New York, NY-28 February 2017: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today announced the closing of its previously announced registered secondary offering by certain selling shareholders, including affiliates of the Carlyle Group (“Carlyle”), of 10,989,163 of its voting ordinary shares (“Common Shares”) at a price of $31.75 per share. Butterfield did not receive any of the proceeds from the sale of the Common Shares.

The offering included 1,433,369 Common Shares sold pursuant to the underwriters’ option to purchase additional shares, which was exercised in full prior to the closing. Following the closing of the offering, Carlyle no longer holds any Common Shares and the Investment Agreement between Butterfield and Carlyle has terminated.

Michael Collins, Butterfield’s Chief Executive Officer, said “We are pleased that our secondary offering was well received by the market. I would like to thank Carlyle for its investment and advice over the past several years as we worked together to restructure the Bank. It has been a strong partnership, an alignment of capital and strategy that has repositioned Butterfield as a leading independent bank and trust company with a bright future.

“James Burr and David Zwiener, who were nominated to serve on Butterfield’s Board by Carlyle, have agreed to stand for re-election at the Annual General Meeting to serve as directors for a further year.  The Bank will benefit from both the continuity of leadership and the financial services experience that Jim and David bring to our Board.”

Goldman, Sachs & Co., Citigroup, Sandler O’Neill & Partners and Keefe, Bruyette & Woods acted as the joint book-running managers, and Raymond James and Wells Fargo Securities acted as co-managers for the offering.

This offering was made only by means of a prospectus. A copy of the final prospectus may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471 2526, or by e-mail at prospectus-ny@ny.email.gs.com, from Citigroup, c/o: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (800) 831 9146, or from Sandler O’Neill & Partners, L.P., 1251 Avenue of the Americas, New York, NY 10020, or by telephone at (866) 805 4128, or from Keefe, Bruyette & Woods, Inc., by telephone at (800) 966 1559.

A registration statement relating to these securities has been declared effective by the US Securities and Exchange Commission. This News Release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

-ENDS-

Forward-Looking Statements
This News Release contains forward-looking statements, including with respect to the registered secondary offering. Forward-looking statements may generally be identified by the use of words such as "anticipate," "believe," "expect," "intend," "plan," and "will" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by Butterfield in this News Release speaks only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for Butterfield to predict these events or how they may affect it. Butterfield does not intend to update any forward-looking statements after the date hereof, except as required by law.

About Butterfield
Butterfield is a specialist provider of international financial services. The Butterfield Group offers a full range of community banking services in Bermuda, and the Cayman Islands, encompassing retail and corporate banking and treasury activities. The Group variously provides private banking, asset management, investment advisory, residential property lending and personal trust services from its headquarters in Bermuda and subsidiary offices in The Bahamas, the Cayman Islands, Guernsey, Switzerland and the United Kingdom. Butterfield also provides services to corporate and institutional clients from offices in Bermuda, The Bahamas, the Cayman Islands and Guernsey, which include asset management and trust services. Butterfield is publicly traded on the New York Stock Exchange. Butterfield is also publicly traded in Bermuda, and its shares are listed on the Bermuda Stock Exchange.

Media Relations Contact
Mark Johnson
Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Cellular: (441) 524 1025
Fax: (441) 295 3878
E-mail: mark.johnson@butterfieldgroup.com